**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**April 18, 2011**

**ORDER GRANTING CONFIDENTIAL TREATMENT**
**UNDER THE SECURITIES EXCHANGE ACT OF 1934**

**Dynavax Technologies Corporation**

**File No. 000-50577 - CF#26574**

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    Dynavax Technologies Corporation submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on August 4, 2006.

    Based on representations by Dynavax Technologies Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time period specified:

| | |
|---|---|
| Exhibit 10.21 | through March 27, 2016 |
| Exhibit 10.23 | through March 27, 2016 |

    For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Pamela Howell
Special Counsel